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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April, 2003.


                            THE TORONTO-DOMINION BANK
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            TORONTO, ONTARIO, M5K 1A2
                    ----------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F    X
                            -------                   -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                        No     X
                            -------                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF THE TORONTO-DOMINION BANK DATED FEBRUARY 21, 2002 AND THE REGISTRATION STATEMENT ON FORM F-10 OF THE TORONTO-DOMINION BANK DATED DECEMBER 16, 2002.


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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE TORONTO-DOMINION BANK


DATE: April 7, 2003                     By   /s/ Christopher A. Montague
                                           ------------------------------------
                                           Name:   Christopher A. Montague
                                           Title:  Executive Vice President,
                                                   General Counsel
                                                   and Secretary


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                                     FORM 27

                             MATERIAL CHANGE REPORT

ITEM 1.  REPORTING ISSUER

         The Toronto-Dominion Bank (the "Bank")
         P.O. Box 1
         Toronto-Dominion Centre
         Toronto, Ontario
         M5K 1A2

ITEM 2.  DATE OF MATERIAL CHANGE

         April 3, 2003

ITEM 3.  PRESS RELEASE

         A press release was issued on April 3, 2003 and provided to Canadian stock exchanges, securities regulators and financial news media.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         See Item 5.

ITEM 5.  DESCRIPTION OF MATERIAL CHANGE

         The Bank will restructure the international unit of its wealth management business TD Waterhouse ("TD Waterhouse International") and the U.S. equity options arm of its wholesale banking operation TD Securities ("Equity Options Group"). Restructuring plans are to be finalized and in place by the end of the second quarter and substantially implemented by the end of the current fiscal year.

         The Bank will incur restructuring costs of approximately $30 million for TD Waterhouse International, the bulk of which will be taken in the second quarter. In connection with the Equity Options Group, the Bank will take the bulk of a restructuring charge of approximately $80 million during the second quarter. If the initial restructuring plan for the Equity Options Group does not meet expectations for profitability, the Bank will take further action that would include up to an additional $50 million in restructuring costs.

         The Bank will also writedown in TD Waterhouse International goodwill and book value of $305 million and will write-off $369 million of previously recorded goodwill associated with the Equity Options Group through a charge to earnings in the second quarter. The Bank expects little or no decline in its Tier 1 capital ratio for the second quarter because goodwill is already largely deducted in calculating the ratio.

         In total these restructuring charges will cost $0.12 per share and will save $0.04 per share of losses per quarter that the Bank has been incurring to date. Earnings are expected to be reduced approximately $1.15 per share as a result of these actions.

ITEM 6.  RELIANCE ON SECTION 75(3) OF THE ACT

         Not applicable.

ITEM 7.  OMITTED INFORMATION


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         Not applicable.

ITEM 8.  SENIOR OFFICER

         Christopher A. Montague, Executive Vice President, General Counsel and Secretary of The Toronto-Dominion Bank, is a senior officer of the Bank and is knowledgeable as to the details of this material change report. Mr. Montague can be contacted at (416) 308-6963.

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, April 7, 2003.

                                THE TORONTO-DOMINION BANK


                                 By:      "Christopher A. Montague"
                                      ------------------------------------------
                                      Christopher A. Montague, Executive Vice
                                      President, General Counsel and Secretary